UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Radware Ltd.

(Name of Company)

     Ordinary Shares, par value NIS 0.10 per share

 (Title of Class of Securities)

M81873107

 (CUSIP Number)

Yehuda Zisapel
24 Raoul Wallenberg Street
Tel Aviv 69719, Israel
+972-3-645-5522

(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

February 16, 2011

(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box:  ☐.

CUSIP No.  M81873 10 7

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) YEHUDA ZISAPEL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS: Not Applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ISRAELI
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,949,734*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,949,734*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,949,734
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.18%**
14	TYPE OF REPORTING PERSON* IN

*	See Item 5.

**	Based on 20,800,747 ordinary shares outstanding as of February 15, 2011.

This Amendment No. 1 amends and supplements the Statement on Schedule 13D filed by Yehuda Zisapel (the “Reporting Person”) with the Securities and Exchange Commission (“SEC”) on March 16, 2009 (the “Statement”) in respect of the Ordinary Shares, par value NIS 0.10 each (“Ordinary Shares”), of Radware Ltd., an Israeli company (the “Company”).

Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to such terms in the Statement.

The following amends and supplements Item 5 of the Statement.

Item 5.   Interest in Securities of the Company.

Item 5 of the Statements is hereby amended and restated in its entirety as follows:

The Company has advised the Reporting Person that there were 20,800,747 Ordinary Shares outstanding on February 15, 2011. The percentages of Ordinary Shares outstanding set forth in this Statement are based on this number.

(a)           The Reporting Person is the beneficial owner of 2,949,734 Ordinary Shares, which constitute approximately 14.18% of the issued and outstanding Ordinary Shares.  Of the Ordinary Shares beneficially held by the Reporting Person, (i) 2,505,243 are held directly by the Reporting Person; (ii) 10,000 are issuable upon the exercise of options that are exercisable as of February 16, 2011 or within 60 days thereafter; (iii) 295,000 are held of record by Carm-AD Ltd., an Israeli company wholly-owned by the Reporting Person; (iv) 139,491 are held of record by Radbit Computers Inc. which is indirectly held by the Reporting Person and his wife.

(b)           The Reporting Person has sole power to vote or direct the vote and the sole power to dispose or direct the disposition of the 2,949,734 Ordinary Shares beneficially held by him.

(c)           The following table sets forth all the transactions in the Ordinary Shares effected by the Reporting Person during the past 60 days.  All such transactions were open market sales effected on the NASDAQ Global Select Market.

Date of Sale	Number of Ordinary Shares Sold		Price Per Share
02/08/2011	40,839	*	37.85
02/09/2011	21,900	*	37.90
02/11/2011	8,252	*	38.06
02/14/2011	10,400	**	41.53
02/16/2011	89,600	**	42.48

*	Sold by Neurim Pharmaceuticals (1991) Ltd

**	Sold by Radbit Computers Inc.

(d)           No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above.

(e)            Not applicable.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  February 17, 2011

/s/ Yehuda Zisapel

Yehuda Zisapel